UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 21)

                    Under The Securities Exchange Act Of 1934


                                GUCCI GROUP N.V.
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                                (Name of Issuer)
                COMMON SHARES, NOMINAL VALUE (EURO)1.02 PER SHARE
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                         (Title of Class of Securities)
                                   40156610-4
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                                 (CUSIP Number)

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  April 1, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 5 Pages

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1        NAME OF REPORTING PERSON

          PINAULT-PRINTEMPS-REDOUTE S.A.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  / /
                                                                    (b)  /x/


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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

          OO

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

          France

--------------------------------------------- ----------------------------------
                                              ----------------------------------
                                              7         SOLE VOTING POWER
         NUMBER OF                                      67,570,154
         SHARES
                                              ----------------------------------
         BENEFICIALLY                         8         SHARED VOTING POWER
         OWNED BY                                       -0-
         EACH
                                              ----------------------------------
         REPORTING                            9         SOLE DISPOSITIVE POWER
         PERSON                                         67,570,154
         WITH
                                              ----------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------- ----------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          67,570,154


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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            /  /
                                                                    ---

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.83% (BASED UPON OUTSTANDING SHARES)

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14       TYPE OF PERSON REPORTING*

          CO


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 5 Pages

          This Amendment No. 21 ("AMENDMENT NO. 21") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001, Amendment No. 7 filed on December 26, 2002, Amendment No. 8 filed on January 15, 2003, Amendment No. 9 filed on January 24, 2003, Amendment No. 10 filed on February 24, 2003, Amendment No. 11 filed on March 24, 2003, Amendment No. 12 filed on April 30, 2003, Amendment No. 13 filed on May 9, 2003, Amendment No. 14 filed on June 10, 2003, Amendment No. 15 filed on July 21, 2003, Amendment No. 16 filed on August 1, 2003, Amendment No. 17 filed on August 21, 2003, Amendment No. 18 filed on September 23, 2003, Amendment No. 19 filed on October 6, 2003 and Amendment No. 20 filed on November 4, 2003 (collectively, the "SCHEDULE 13D"). PPR is filing this Amendment No. 21 on behalf of itself and its wholly owned subsidiary, Societe Financiere Marothi, a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("MAROTHI"), and Scholefield Goodman BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("SCHOLEFIELD"). This Amendment No. 21 relates to the common shares, nominal value(euro)1.02 per share (the "COMMON SHARES") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "COMPANY"). Capitalized terms used in this Amendment No. 21 without definition shall have the meanings ascribed to them in the Schedule 13D.

          On April 1, 2004, PPR commenced its previously announced offer to purchase all of the outstanding Common Shares not beneficially owned by PPR at a price of $85.52 per share in cash by filing a Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (as amended by Amendment No. 1, filed by PPR on April 2, 2004, the "SCHEDULE TO"). The information set forth in the Schedule TO, including the exhibits thereto, is hereby expressly incorporated herein by reference.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

Exhibit 43 -               Schedule TO, incorporated by reference to the Tender
                           Offer Statement and Schedule 13E-3 Transaction
                           Statement on Schedule TO, filed by PPR on April 1,
                           2004, as amended by Amendment No. 1, filed by PPR on April 2, 2004




                                Page 3 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


                                     PINAULT-PRINTEMPS-REDOUTE S.A.



                                  By:    /s/ Serge Weinberg
                                     ---------------------------
                                     Name:  Serge Weinberg
                                     Title: Chairman and Chief Executive Officer



April 19, 2004











                                Page 4 of 5 Pages

                                  EXHIBIT INDEX

         EXHIBIT                               DESCRIPTION

    Exhibit 43 -           Schedule TO, incorporated by reference to the Tender
                           Offer Statement and Schedule 13E-3 Transaction
                           Statement on Schedule TO, filed by PPR on April 1,
                           2004, as amended by Amendment No. 1, filed by PPR on April 2, 2004






















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